UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676108

(CUSIP Number)

David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676108	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
David D. Mandarich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
	Not Applicable	(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)	[ ]
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER
4,475,370

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,475,370

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,475,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 552676108	SCHEDULE 13D	Page 3 of 4 Pages

Explanatory Note. This is a voluntary filing to reflect changes in Reporting Person’s holdings over the prior year.

The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.                     Interest in Securities of the Issuer

According to the Form 10-K of the Issuer dated December 31, 2015, there were 48,888,424 shares of the Issuer's Common Stock outstanding as of December 31, 2015.

(a)	Amount beneficially owned as of the close of business on February 3, 2016: 4,475,370 shares of Common Stock

Percent of class: 8.9%

(b)	The number of shares as of the close of business on February 3, 2016 as to which Reporting Person has:

(i) Sole power to vote or direct the vote:     4,475,370 shares;

(ii) Shared power to vote or direct the vote: 0 shares;

(iii) Sole power to dispose or direct the disposition of: 4,475,370 shares

(iv) Shared power to dispose or direct the disposition of: 0 shares.

The number of shares set forth in Item 5(a) includes 3,871 unitized shares held in a stock fund in the Company’s 401(k) Savings Plan which changes on a daily basis and 1,400,000 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 3, 2016 by the exercise of options.

(c)	The following table sets forth the transactions by the Reporting Person named in response to Item 5(a) during the past sixty days.

Date	Price per Share ($)	Shares

02/03/2016	n/a	48,239 (1)

(1)     Reflects the grant of 48,239 shares of restricted stock for no cash consideration pursuant to the Company's 2011 Equity Incentive Plan and a Restricted Stock Agreement. Pursuant to the Restricted Stock Agreement, the restrictions will lapse as to 33-1/3% of the shares covered thereby on December 31, 2018, 2019 and 2020.

CUSIP NO. 552676108	SCHEDULE 13D	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016.

By: /s/ David D. Mandarich

       David D. Mandarich